Exhibit 99.1
3Q2023 Operating Results of Shinhan Financial Group

On October 27, 2023, Shinhan Financial Group released its operating results for 3Q 2023. The following tables reflect the key figures we announced through a fair disclosure. The full IR presentation materials are available at our website (www.shinhangroup.com).

The financial information in this report has been prepared in accordance with Korean International Financial Reporting Standards and is to be reviewed by our independent auditor. As figures provided have not yet been fully reviewed by our independent auditor, contents are subject to change in the due course of the reviewing process.

1. Operating Results of Shinhan Financial Group (consolidated)

				(KRW million)
Item		3Q 2023	2Q 2023	QoQ Change (%)	3Q 2022	YoY Change (%)
Revenue*	Specified Quarter	16,643,190	13,583,594	22.52	23,692,672	-29.75
	Cumulative	49,208,689	32,565,499	-	55,469,189	-11.29
Operating Income	Specified Quarter	1,704,133	1,736,047	-1.84	1,723,747	-1.14
	Cumulative	5,196,366	3,492,233	-	5,325,425	-2.42
Income before Income Taxes	Specified Quarter	1,590,382	1,728,416	-7.99	2,206,872	-27.94
	Cumulative	5,175,561	3,585,179	-	5,896,516	-12.23
Net Income	Specified Quarter	1,218,825	1,268,780	-3.94	1,647,663	-26.03
	Cumulative	3,901,948	2,683,123	-	4,369,724	-10.70
Net Income Attributable to Controlling Interest	Specified Quarter	1,192,065	1,238,265	-3.73	1,624,413	-26.62
	Cumulative	3,818,288	2,626,223	-	4,306,773	-11.34

* Represents the sum of interest revenues, fees and commissions revenues, and other operating revenues

* The financial figures for periods starting January 1, 2023 have been stated in accordance with K-IFRS No.1117, ‘Insurance Contracts’. The figures for periods starting January 1, 2022 have been restated for the purpose of improved comparability.

2. Operating Results of Shinhan Bank (consolidated)

					(KRW million)
Item		3Q 2023	2Q 2023	QoQ Change (%)	3Q 2022	YoY Change (%)
Revenue*	Specified Quarter	10,846,469	8,297,354	30.72	16,293,294	-33.43
	Cumulative	30,975,662	20,129,193	-	35,298,159	-12.25
Operating Income	Specified Quarter	1,165,144	1,061,475	9.77	1,235,953	-5.73
	Cumulative	3,454,320	2,289,176	-	3,509,921	-1.58
Income before Income Taxes	Specified Quarter	1,152,740	1,018,691	13.16	1,235,404	-6.69
	Cumulative	3,411,262	2,258,522	-	3,511,794	-2.86
Net Income	Specified Quarter	918,578	749,064	22.63	909,610	0.99
	Cumulative	2,599,275	1,680,697	-	2,593,042	0.24
Net Income Attributable to Controlling Interest	Specified Quarter	918,543	749,000	22.64	909,438	1.00
	Cumulative	2,599,090	1,680,548	-	2,592,483	0.25

* Represents the sum of interest revenues, fees and commissions revenues, and other operating revenues

3. Operating Results of Shinhan Card (consolidated)

				(KRW million)
Item		3Q 2023	2Q 2023	QoQ Change (%)	3Q 2022	YoY Change (%)
Revenue*	Specified Quarter	1,442,586	1,305,006	10.54	1,532,493	-5.87
	Cumulative	4,108,511	2,665,925	-	4,005,746	2.57
Operating Income	Specified Quarter	197,280	201,675	-2.18	196,446	0.42
	Cumulative	602,188	404,908	-	688,345	-12.52
Income before Income Taxes	Specified Quarter	199,042	199,057	-0.01	206,145	-3.45
	Cumulative	602,052	403,010	-	761,293	-20.92
Net Income	Specified Quarter	152,500	150,388	1.40	175,795	-13.25
	Cumulative	470,104	317,604	-	589,322	-20.23
Net Income Attributable to Controlling Interest	Specified Quarter	152,196	150,206	1.32	174,955	-13.01
	Cumulative	469,112	316,916	-	587,661	-20.17

* Represents the sum of interest revenues, fees and commissions revenues, and other operating revenues

4. Operating Results of Shinhan Life (consolidated)

				(KRW million)
Item		3Q 2023	2Q 2023	QoQ Change (%)	3Q 2022	YoY Change (%)
Revenue*	Specified Quarter	1,479,438	1,522,492	-2.83	1,962,045	-24.60
	Cumulative	4,866,675	3,387,237	-	5,532,420	-12.03
Operating Income	Specified Quarter	167,486	235,722	-28.95	172,245	-2.76
	Cumulative	590,049	422,563	-	502,766	17.36
Income before Income Taxes	Specified Quarter	162,626	242,849	-33.03	177,343	-8.30
	Cumulative	579,832	417,206	-	496,501	16.78
Net Income	Specified Quarter	115,942	177,870	-34.82	134,338	-13.69
	Cumulative	427,624	311,682	-	370,392	15.45
Net Income Attributable to Controlling Interest	Specified Quarter	115,942	177,870	-34.82	134,338	-13.69
	Cumulative	427,624	311,682	-	370,392	15.45

* Represents the sum of insurance revenues, investment revenues, and other operating revenues

* The financial figures for periods starting January 1, 2023 have been stated in accordance with K-IFRS No.1117, ‘Insurance Contracts’. The figures for periods starting January 1, 2022 have been restated for the purpose of improved comparability.

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